UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14F-1

                              INFORMATION STATEMENT
                         PURSUANT TO SECTION 14F OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER



                       Southern Group International, Inc.
                       ----------------------------------
        (Exact name of registrant as specified in its corporate charter)


                                    000-26509
                                    ---------
                              (Commission File No.)


              Florida                           65-0601272
              -------                           ----------
      (State of Incorporation)          (IRS Employer Identification No.)


                                319 Ebenezer Road
                               Knoxville, TN 37923
            -------------------------------------------------------
                    (Address of principal executive offices)


                                 (865) 769-3749
                                ----------------
                         (Registrant's telephone number)

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

                       SOUTHERN GROUP INTERNATIONAL, INC.

                       NOTICE TO SHAREHOLDERS PURSUANT TO
                          SECTION 14F OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

             ------------------------------------------------------
        NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED
                 IN CONNECTION WITH THIS INFORMATION STATEMENT.
            NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT
                          TO SEND THE COMPANY A PROXY.


GENERAL
-------

     This Information Statement is being mailed on or about June 6, 2003 to the holders of record as of June 3, 2003, of common stock, (the "common stock"), of Southern Group International, Inc., a Florida corporation (the "Company"). You are receiving this Information Statement in connection with the Company's appointment of new directors, to the Board of Directors of the Company (the "Designee").

     Effective ten days after this Notice to Shareholders is mailed, Konrad C. Kim, Seema Wasil, and Rahul Rametra resigned as Directors. Jon Nix has become President and was appointed to the Board of Directors on April 5, 2003. Farrald Belote and Charles Kite have been appointed to the Board effective 10 days after transmittal of this Information Statement to the Company's shareholders, in compliance with Section 14f of the Securities Exchange Act of 1934.


CONSUMMATION OF A TRANSACTION HAS RESULTED IN A CHANGE OF CONTROL.
-----------------------------------------------------------------

     On March 28, 2003, National Coal Corp., a Tennessee Corp., entered into a Share Purchase Agreement whereby it purchased 500,000 shares or 22% of Southern Group International, Inc. from Surinder Rametra. Such shares have been cancelled and returned to treasury of Southern Group International, Inc. On April 5, 2003, the Board of Southern Group International, Inc. approved a Plan and Agreement of Reorganization which has not been consummated whereby all the outstanding shares of National Coal Corp. were exchanged for 34,200,000 shares of Southern Group International, Inc. After the transaction, Messrs. Nix, Belote, and Kite, and Ms. Bowen, or their designees, own a total of 34,200,000 shares of Southern Group International, Inc.

     No action is required by the shareholders of the Company in connection with the appointment of the new persons to the Board. However, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's shareholders this Information Statement not less than ten days prior to the change in a majority of the Company's directors otherwise than at a meeting of the Company's shareholders.


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


VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF
-----------------------------------------------

VOTING SECURITIES OF THE COMPANY:
--------------------------------

     On May 30, 2003, there were 36,087,381 shares of common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT:
--------------------------------------------------------------

    The sole class of equity securities of the Company issued and outstanding is the common stock.

     The following table sets forth, as of May 30, 2003, certain information with respect to the common stock beneficially owned by (i) each Director, nominee and executive officer of the Company; (i) each person who owns beneficially more than 5% of the common stock; and (iii) all Directors, nominees and executive officers as a group:


Name and Address of              Amount and nature of        Post Transaction*
Beneficial Owner                 Beneficial Ownership (1)    % of Class
-------------------------------------------------------------------------------
Jon Nix(1)(3)(5)(7)              15,150,000                  41.9%
-------------------------------------------------------------------------------
Jeanne Bowen(1)(5)(6)            600,000                     1.6%
-------------------------------------------------------------------------------
Charles & Christine Kite(1)(3)   600,000                     1.6%
-------------------------------------------------------------------------------
Farrald & Arlene Belote(3)(4)    14,950,000                  41.4%
-------------------------------------------------------------------------------
Seema Wasil(2)                   47,000                      less than 1%
-------------------------------------------------------------------------------
Rahul Rametra(2)                 22,000                      less than 1%
-------------------------------------------------------------------------------
Konrad C. Kim(2)                 10,000                      less than 1%
-------------------------------------------------------------------------------
All Current Officers and         15,229,000                  42.2%
Directors as a Group
-------------------------------------------------------------------------------
Officers & Directors as a
Group, including new appointees
and excluding resigning
directors                        31,300,000                  85%
-------------------------------------------------------------------------------
Total Shares Issued and          36,087,381                  100%
Outstanding
-------------------------------------------------------------------------------

     * Transaction refers to Plan and Agreement of Reorganization whereby Southern Group International, Inc. has acquired 100% of the issued and outstanding shares of National Coal Corp. in exchange for 34,200,000 newly issued shares.

(1)     Officer
(2)     Resigning Director/Officer


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

(3)     Director
(4)     New Director appointee
(5) Jon Nix and Jeanne Bowen are married to one another and together own 15,150,000 shares.
(6)     Jeanne Bowen is Charles Kite's step-daughter.
(7) Includes 800,000 shares owned by Perdase Holding, Inc. (400,000) and Jenco Capital Corp. (400,000) of which Jon Nix is a beneficial owner.

     All of the above disclaim any beneficial ownership in shares owned by other family members, except as noted below.

Notes to the table:

     Unless otherwise indicated below, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

     The new officers, director and the director appointees own shares of Southern Group International, Inc. as follows:

        Farrald Belote                  14,950,000 (joint with spouse)
        Jon Nix                         15,150,000 including shares beneficially
                                        owned through Perdase Holding, Inc. and
                                        Jenco Capital, Inc. (Mr. Nix's wife,
                                        Jeanne Bowen Nix, owns 600,000 shares in
                                        her name. In the aggregate, they own
                                        15,150,000 shares.)
        Charles Kite                    600,000 (joint with spouse)

DIRECTORS AND EXECUTIVE OFFICERS
--------------------------------

     The following sets forth the names and ages of the current Director, nominees for directors and executive officers of the Company, the principal positions with the Company held by such persons and the date such persons became a Director or executive officer. The Directors serve one year terms or until their successors are elected. The Company has not had standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions. All such applicable functions have been by the Board of Directors as a whole. During the fiscal year ended December 31, 2002, the Board of Directors held one formal meeting. There are no family relationships among any of the Directors, nominees or executive officers.

     FARRALD BELOTE, age 67, (director nominee). Mr. Belote has had business experience dating back to 1958 in the energy sector. He is presently CEO of Litigation Research in Houston, TX (1995-date). He is also a co-founder of Medicine Arm-In-Arm, Inc., a nonprofit children's charity that provides medical services to underprivileged children around the world. IBM Sales and Marketing, 1964-1984: emphasis on energy sector. USAF B52 Pilot. BA Mathematics, Texas A&M, 1958.

     JON NIX, age 33, President and Chief Executive Officer (newly appointed director at april 5, 2003). Mr. Nix is National Coal Corp's founder and driving force and possesses over eight years experience in the financial industry. He is the founder of Jenco Capital Corporation, a Tennessee consulting and holding corporation. He presently advises and is an officer in numerous private companies. He is also a cofounder of Medicine Arm-In-Arm, Inc., a nonprofit childrens charity that provides medical services to underprivileged children around the world. He is the fourth generation of his family to have mining interests in this region of the United States. He holds a Bachelor of Arts degree in Economics from the University of Tennessee, 1992. He was a Director and President of Kyten Energy Corporation in 2002. He has been a director and President of National Coal Corp. since February, 2003.

     CHARLES KITE, age 68, General Counsel and Secretary (director nominee). Mr. Kite, an attorney since 1973, is general corporate counsel of National Coal Corp. He has a general practice in Sevierville, Tennessee, and specializes in commercial business representation, tax representation and litigation, estate planning, and probate matters. After serving ten years as the Senior Trial Attorney in the Office of the Chief Counsel for the Internal Revenue Service in

     Philadelphia, Pennsylvania and in Nashville, Tennessee, he transferred to Knoxville, Tennessee to assist in opening the Knoxville branch of the law offices of Heiskell, Donelson, Bearman, Adams, Williams & Kirsch. The next five years, Mr. Kite was a senior partner with the law firm of Brabson, Kite and Vance in Sevierville, Tennessee, and thereafter for the following seven years was a sole practitioner in association with various attorneys in the East Tennessee area. He is currently, and from 1997 has been, the senior partner in the law firm of Kite, Bowen & Associates, P.A. He is a graduate of the University of Tennessee (JD-1973) and of Carson Newman College (BA-1967). He has been a director and Secretary of National Coal Corp since February, 2003.

     JEANNE BOWEN, Secretary/Treasurer, age 32. Ms. Bowen has held a license to practice law in the State of Tennessee since 1997. She is a junior partner in the East Tennessee law firm of Kite, Bowen and Associates, P.A. and specializes in general corporate matters and real estate services. She graduated cum laude from the University of Tennessee in May of 1993 with a Bachelor of Arts degree in Psychology, and received her Juris Doctorate degree from Louisiana State University Law School in May of 1997. Ms. Bowen has been secretary/treasurer of National Coal Corp since its inception in January of 2003. She has also been a director and is secretary/treasurer of Kyten Energy and Strata Coal LLC since their inception in 2001 and 2002, respectively.

     KONRAD C. KIM, age 32, (resigning Director) received a Bachelor of Science degree from the University of Wisconsin in 1992. From 1995 - 1997 he was a Consultant Systems Administrator for SONY Entertainment, Columbia House, and The Village Voice newspaper. From 1997 - 1999 he was a Technical Systems Analyst at Moody's Investor's Services. Since 1999 he has been a Systems Engineer at Gateway.com. He was President of Southern Group International, Inc. from 2002 to 2003 and was a Director from 200 to date.

     SEEMA WASIL, age 35, (resigning Director) earned a Bachelors Degree in Accounting from Hofstra University in 1991 and a Masters Degree in Special Education from Hofstra in 1993. From 1995 to 1998 she worked in the Accounting and Public Relations departments of Atec Group, Inc. a publicly traded Company. From 1999 to the present, she has been a Vice-President of Stern Capital Partners, Ltd, a private consulting firm. She was a Director of Southern Group International, Inc. from 2000 to date.

     RAHUL RAMETRA, age 30, (resigning Director) received a Bachelors Degree from State University of New York, Stony Brook in 1995, and earned a Masters Degree in Finance from C.W. Post University in 1998. He has been employed by ATEC Group, Inc. since 1995 and is currently a sales representative for Atec Group, Inc. and Chief Operating Officer of Nexar, Inc. a subsidiary of Atec Group, Inc. He was a Director of Southern Group International, Inc. from 2000 to date.

     Messrs. Kite and Belote have been appointed as Directors effective ten days after mailing of Notice to Shareholders pursuant to Section 14f of the Securities Exchange Act of 1934. Messrs. Rametra and Kim and Ms. Wasil have resigned effective ten days after mailing Notice to Shareholders pursuant to
Section 14f of the Securities & Exchange Act of 1934.


FAMILY RELATIONSHIPS

     Jon Nix and Jeanne Bowen are married to one another. Jeanne Bowen is the step-daughter of Charles Kite.

STANDING AUDIT COMMITTEE.  None.
-------------------------

NOMINATION COMMITTEE.  None.
--------------------

COMPENSATION COMMITTEE.  None.
----------------------

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

EXECUTIVE COMPENSATION
----------------------

     No other Directors of the Company have received compensation for their services as Directors nor have been reimbursed for expenses incurred in attending Board meetings.

     The Company may pay compensation to its officers and Directors in the future although no final determinations have been made as of the date hereof.

     The Company did not provide compensation to the prior officers and directors.

LEGAL PROCEEDINGS:
-----------------

     The Company is not aware of any legal proceedings in which any Director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such Director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.


COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT:
------------------------------------------------------------

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Securities and Exchange Commission ("SEC") initial reports of ownership and reports of changes in ownership of the common stock and other equity securities of the Company. Officers, Directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. The information in this section is based solely upon a review of the Forms 3, 4 and 5 received by the Company.

     The following persons who were directors, officers, or beneficial owners of more than ten percent of the common stock of the Company, failed to file, on a timely basis, reports required by Section 16(a) of the Securities Exchange Act of 1934 since the company filed it Registration Statement of Form 10SB with the Securities Exchange Commission.

     Seema Wasil, Rahul Rametra, and Konrad Kim officers and directors of the Company, and Surinder Rametra, Beresford Overseas, Ltd., and Nirmala Rametra, beneficial owners of more than 10% of the Company's common stock, were each required to file an Initial Statement of Beneficial ownership of Securities on Form 3 at the time of the registration of the Company's securities under Section 12(g) of the 10 Act. None of them made a timely filing on Form 3. None of the named individuals filed Form 5 for year ended December 31, 2002.

OTHER INFORMATION:
-----------------

     The Company files periodic reports, proxy statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission's website at http://www.sec.gov.


Dated:  June 10, 2003

                                 By Order of the Board of Directors
                                 Southern Group International, Inc.


                                 By: /s/ Jon Nix
                                     --------------------------------
                                      Jon Nix, CEO


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